                   ML JWH STRATEGIC ALLOCATION FUND L.P.

Dear Limited Partner,

The Net Asset Value ("NAV") per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 6.63% in November, closing the month with a NAV per Unit of $122.58 on November 30, 1996, as compared to the October 31, 1996 NAV per Unit of $114.96.

As of December 1, 1996, the Fund's trading was allocated among seven John W. Henry & Company, Inc. ("JWH") investment programs approximately as follows:

Investment Program                      % Trading Allocation*
------------------                      ---------------------
Original Investment Program                      26.0%
Global Financial Portfolio                       21.0%
Financial and Metals Portfolio                   15.5%
G-7 Currency Portfolio                           15.5%
Global Diversified Portfolio                     10.0%
Dollar Program                                    7.0%
Worldwide Bond Program                            5.0%
                                                ------
                                                100.0%

*On December 2, JWH completed a change in the percentage of the Fund's assets allocated to each investment program. The allocation of assets among the programs, as well as the selection of the programs to be used, are dynamic features of the Fund and will change, from time to time, as JWH deems advisable.

At its December 1996 Board of Directors meeting, Merrill Lynch Investment Partners Inc. (MLIP) formed a Finance Committee composed of representatives of several different operating and administrative units at Merrill Lynch to oversee the financial controls and accounting procedures implemented by MLIP. The Finance Committee will meet periodically to review MLIP's financial reporting, monitoring and record keeping, as well as all proposed changes -- other than the selection of Advisors -- affecting the operations of the Fund.

Also at the December 1996 meeting, Mr. Jeffrey F. Chandor was elected as a Director, and Mr. Steven B. Olgin as Secretary, of MLIP.

Jeffrey F. Chandor was born in 1942. Mr. Chandor is a Director, Senior Vice President and Director of Sales, Marketing and Research of MLIP. He joined Merrill Lynch, Pierce, Fenner & Smith Incorporated in 1971 and has served as the Product Manager of Equity Derivative Products and Mortgage-Backed Securities as well as Managing Director of International Sales in the United States, and Managing Director of Sales in Europe. Mr. Chandor holds a Bachelor of Arts degree from Trinity College, Hartford, Connecticut.

Steven B. 0lgin was born in 1960. Mr. Olgin is Secretary and the Director of Administration of ML1P. He joined MLIP in July 1994 and became a Vice President in July 1995. From 1986 until July 1994, Mr. Olgin was an associate of the law firm of Sidley & Austin. In 1982, Mr. Olgin graduated from The American University with a Bachelor of Science Degree in Business Administration and a Bachelor of Arts Degree in Economics. In 1986, he received his Juris Doctor Degree from The John Marshall Law School. Mr. Olgin is a member of the Managed Futures Association's Government Relations Committee and has served as an arbitrator of The National Futures Association.

We would like to take this opportunity to remind U.S.taxpayers that we expect to send 1996 K-1 information in mid-February. Our customer service representatives are available to assist you with questions you may have, and may be reached at our toll-free number in the U.S.: 1-800-765-9955.

Set forth below is a report from JWH addressing performance for last month. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of the General Partner.

As we enter the final month of the year, on behalf of Merrill Lynch Investment Partners, I would like to thank you for your investment with us and wish you a happy holiday season and the best of new years.


                        Sincerely,
                        John R. Frawley, Jr.
                        President and Chief Executive Officer
                        MERRILL LYNCH INVESTMENT PARTNERS INC.
                        (General Partner)

                        --------------------------------------------------
        .
                        REPORT OF THE TRADING ADVISOR
                        JOHN W. HENRY & COMPANY, INC.

SPECIAL NOTICE

During the first week of December 1996, JWH enacted a significant reduction of its leverage across a number of investment programs traded in the Fund, including the Original Investment Program, Financial and Metals Portfolio, Global Financial Portfolio and Global Diversified Portfolio. While such decisions are rare, they represent important judgments about market conditions. Specifically, JWH believes that current risk/reward ratios have moved beyond historical norms and that volatility in the markets JWH trades is at or near unacceptable levels. JWH believes that this decision is consistent with the goals of the Fund: prudent management of its assets, which extends far beyond the "buy" and "sell" signals of JWH's trend identification methodologies.

NOVEMBER MARKET COMMENTARY

A high degree of global liquidity energized financial markets as investors rushed to join the equity boom, pushing the Dow and a fair number of European and Asian bourses to record levels. Cash flooded the bond markets as well, pushing prices up and yields lower in most markets. For clients of JWH, positions in global interest rate markets and currencies resulted in substantial gains.

With the yield on the Japanese government bond at the lowest level in that nation's history, Asian investors were big players in higher-yielding markets, particularly in Australia where demand for long-term government bonds pushed the Australian dollar to a six-year high against the U.S. dollar. Investors
-- both foreign and domestic -- snapped up new U.S. Treasury issues as well; the November auction of $12.5 billion of five-year notes attracted some $35 billion in bids. Britain's long-term bond, known as the gilt, offered the highest yield in the European market.

The strength of the U.S. dollar against the yen was challenged early in the month by a key Japanese finance minister who said it was time to reverse the yen's 18-month slide against the dollar, a decline of 40%. The dollar lost almost two yen on the sentiment, but recovered later when officials in the U.S., Europe as well as Japan reaffirmed their commitment to a strong U.S. currency. The British pound reached four-year highs against the U.S. dollar on expectations of another interest rate hike. The Swiss franc continued its decline, pressured further by concerns over the creditworthiness of a major commercial bank. The German mark was more volatile as investors reacted to matters impacting the formation of the European Monetary Union (EMU).

Gold prices fell to l9-month low on news that Switzerland is considering a constitutional amendment to abolish the gold reserve requirements at its central bank. European central banks are now widely expected to sell gold to help meet criteria set by the Maastricht Treaty for membership in the EMU.

                              Sector Allocations
                            as of December 1, 1996

                                   [Graphic]


                    Global Interest Rates      42.84%
                    Foreign Exchange           20.42%
                    Stock Indices               3.30%
                    Energy                     14.51%
                    Metals                     10.81%
                    Agriculture                 8.11%


INDIVIDUAL INVESTMENT PROGRAMS

ORIGINAL INVESTMENT PROGRAM

Profitable positions in interest rates, currencies and metals led the way to another month of solid performance. Yields on the bellwether 30-year U.S. Treasury bond dropped to levels not seen since March as U.S. inflation fears subsided. Japanese investors, faced with the lowest yields in Japanese history on their own government bonds, were heavy buyers in the U.S. and Australian bond markets. Positions in all bond sectors traded were profitable. The British pound surged to a new four-year high against the U.S. dollar, refecting strong economic fundamentals. Gains in pound, yen and Swiss franc positions offset losses in the German mark. Positions were profitable in a11 metals traded. Small gains in Australian All Ordinaries were offset by losses in the Nikkei. Except for crude oil and London cocoa, positions in commodities were unprofitable.

GLOBAL FINANCIAL PORTFOLIO

The Program was profitable in al1 markets traded. Investor interest in world bond markets was strong. Positions in Eurodollar, U.S. 30-year bond, French bond, Japanese government bond, German bond and Australian 3-year bond were all profitable. In the currency markets, gains in British pound, Swiss franc and Japanese yen trading offset losses in the German mark. Trading was also profitable in the Australian A11 Ordinaries stock index, which soared to record levels during the month. In the energy markets, a new report from the American Petroleum Institute renewed concerns about world supply, pressuring prices upward. Positions in crude oil were profitable.

FINANCIAL AND METALS PORTFOLIO

Strong gains were reported in all markets traded. In the currency markets, the British pound surged ahead of the U.S. dollar, as the likelihood of higher interest rates and the government's conservative budget proposals for 1997 contributed to investors' confidence in the currency. The Swiss franc continued to lose value against other major currencies, hurt further by reports that a key credit-rating agency had placed on credit watch one of the nation's largest commercial banks. Gains in British pound, Japanese yen, Swiss franc and Australian dollar trading offset trading losses in the German mark. Continuing trends in global bond markets resulted in strong gains on most positions taken, offsetting small losses in British long gilt. Positions in gold and silver were also profitable.

G-7 CURRENCY PORTFOLIO

The Program enjoyed another month of solid performance. The U.S. dollar dropped sharply against the Japanese yen early in the month -- down almost two yen -- following comments by a Japanese finance minister that the yen had fallen far enough relative to the dollar. The downturn was short-lived, however, as key officials in the U.S., Europe and ultimately Japan issued formal statements in support of a strong U.S. currency. Renewed concerns about the health of the Japanese banking system added to downward pressures on the yen. The British pound positions continued to surge upward against all major currencies. The Program had gains from long British pound against the yen and long pound against the German mark. Losses were incurred from long mark against the yen and smaller losses from long Canadian dollar positions against the French franc.

GLOBAL DIVERSIFIED PORTFOLIO

Performance was strong, reflecting solid gains in interest rates, currencies and metals and smaller gains in energy. With yields on the Japanese government bond at record lows and low bond yields throughout most of Europe, institutional investors crowded the higher-yielding bond markets. Demand for U.S., British and

Australian bonds was particularly heavy, providing significant support to currencies in those markets. Positions in interest rate and currency sectors traded resulted in gains, with the exception of British long gilt and German mark, respectively. Gains were also reported in all metals positions. With the exception of small profits in crude oil, trading in commodities was unprofitable.

DOLLAR PROGRAM

Solid performance was recorded as gains in the British pound and Swiss franc offset losses in the German mark. The British pound surged against the dollar, reflecting sound economic fundamentals, expectations of a rate hike, and the introduction of a conservative budget proposal for 1997. The Swiss franc, on the other hand, continued to weaken against the dollar under pressure from a Swiss government concerned with the country's export business and in the face of questions about the creditworthiness of a major commercial bank. The dollar/German mark relationship was more volatile as sometimes heated negotiations among EMU-candidate nations were aired, unsettling the market.

WORLDWIDE BOND PROGRAM

Performance was solid as investors worldwide took another look at world bond markets and liked what they saw. Demand in all markets traded was heavy, reflecting investors' expectations that the world economy would continue on its steady path of moderate growth and low inflation. Continued progress toward the formation of the European Monetary Union (EMU) -- notably Italy's re-entry into the European Exchange rate mechanism--was viewed positively by investors who see the EMU as a force for both monetary and fiscal discipline. Yields on long-term bonds declined, in many nations approaching the levels of short-term bonds. Positions in U.S. 30-year bond, U.S. lO-year note, French, German and Italian bonds, Japanese government bonds and Australian 10-year bonds were all profitable, offsetting small losses in British long gilt positions.

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS, TOGETHER WITH THE PROSPECTUS SUPPLEMENT AND A RECENT MONTHLY REPORT FOR THE FUND. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND. THE CURRENT PROSPECTUS MUST BE READ CAREFULLY BEFORE ANY DECISION WHETHER TO INVEST IS MADE. THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. THE FUND'S SINGLE ADVISOR MULTI-STRATEGY APPROACH IS NOT ANTICIPATED TO PROVIDE THE SAME LEVEL OF RISK CONTROL AS IS COMMONLY EXPECTED IN A MULTI-ADVISOR PORTFOLIO.

                     ML/JWH STRATEGIC ALLOCATION FUND L.P.
                               NOVEMBER 30, 1996
                             STATEMENT OF CHANGES
                              IN NET ASSET VALUE

Net Asset Value (1,294,782 Units) at
  October 31, 1996                             $148,850,653
Net Income/(Loss) for November 1996               9,858,282
Less Redemptions of 1,929 Units                    (236,457)
Plus Additions of 124,066 Units                  15,208,010
                                                -----------
Net Asset Value (1,415,919 Units) at
  November 30, 1996                            $173,680,488
                                               ============
Net Asset Value per Unit at
  November 30, 1996                            $     122.58
                                               ============

                  =========================================
                          STATEMENT OF INCOME/(LOSS)

                                           November        Year-To-Date
                                           --------        ------------
Revenues:
 Realized Profit/(Loss)                   $10,549,951      $  3,940,383
 Change in Unrealized Profit/(Loss)         1,575,235        29,084,834
                                          -----------      ------------
 Total Trading Results                     12,125,186        33,025,217

 Interest Income                              572,128         2,280,632
                                          -----------      ------------
Total Revenues                             12,697,314        35,305,849

Expenses:
 Brokerage Commissions                      1,057,286         3,712,422
 Administrative Fees                           34,106           119,756
                                          -----------      ------------
  Total Expenses                            1,091,392         3,832,178
                                          -----------      ------------
Net Income/(Loss) Before
 Minority Interest                         11,605,922        31,473,671
                                          -----------      ------------
Minority Interest                          (1,705,973)       (4,547,372)
                                          -----------      ------------
Net Income/(Loss) from
 Joint Venture                              9,899,949        26,926,299
Organization Expense                           41,667           191,289
                                          -----------      ------------
Net Income/(Loss)                         $ 9,858,282      $ 26,735,010
                                          ===========      ============

================================================================================
TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE UNDERSIGNED THE INFORMATION CONTAINED IN THIS REPORT IS ACCURATE AND COMPLETE.


                                    /s/ James M. Bernard
                                    --------------------------------------
                                    James M. Bernard
                                    Chief Financial Officer
                                    MERRILL LYNCH INVESTMENT PARTNERS, INC.

Please notify the following of any address changes:

MERRILL LYNCH INVESTMENT PARTNERS, INC.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106